EX-8

AMENDED AND RESTATED ADMINISTRATIVE SERVICES AGREEMENT

This Amended and Restated Administrative Services Agreement (as amended, supplemented or otherwise modified from time to time, the “Agreement”) effective as of December 1, 2011 is by and between Jackson National Life Insurance Company, a Michigan life insurance company (“Jackson”) and Jackson National Asset Management, LLC, a Michigan limited liability company (“JNAM”), together with Jackson, the “Parties”).  The Agreement amends and restates that certain Administrative Services Agreement, effective April 1, 2005, by and between the Parties.

RECITALS

WHEREAS, JNAM desires to utilize certain facilities and staff at Jackson to perform certain legal and administrative tasks as described in this Agreement;

WHEREAS, Jackson’s management and staff are experienced in performing such services;

WHEREAS, JNAM also desires to hire Jackson to act in the capacity of a professional employer organization managing the employment operations of JNAM;

WHEREAS; Jackson’s management and staff are experienced in managing and administering employment operations;

WHEREAS, by the provision of services by Jackson for JNAM, the Parties contemplate that the use of Jackson’s existing operations and economies of scale will provide cost savings and enhanced services to JNAM;

WHEREAS, Jackson desires to utilize the services of JNAM in providing separate account administration and other related services; and

WHEREAS, the Parties intend to prescribe reasonable fees for the transfer of tasks described herein to reflect actual costs in a fair and equitable manner.

NOW, THEREFORE, in consideration of the premises and of the mutual promises set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

Jackson Services and Allocated Costs

SECTION 1.1                                           SERVICES.  Subject to the foregoing and to the terms, conditions, and limitations of this Agreement, Jackson shall perform or provide the services described herein (together with the “Allocated Costs” described in Section 1.2, the “Jackson Services” and together with the “JNAM Services” described in Article II, the “Services”) on behalf of JNAM, as follows:

(a) STAFF AND HUMAN RESOURCES.   Jackson shall lease employees and officers to perform the business activities of JNAM as requested or required by JNAM and as agreed to from time to time by the Parties (the “Leased Employees”).  Jackson shall be considered the employer of the Leased Employees for all purposes.  In connection with the Leased Employees, Jackson shall manage and administer the human resources and employer risks including, but not limited to (i) the recruiting, hiring, orientation and termination of individuals; (ii) administering various benefits programs, including special compensation and Long Term Incentive Plan programs; (iii) the payment and processing of payroll; and (iv) the payment and withholding of all federal state and local taxes and fees.  Jackson shall maintain the right of direction and control of the Leased Employees, however, JNAM will supervise the Leased Employees as required by state and federal laws to the extent the employees perform activities regulated by federal or state securities and/or insurance laws.   A request by JNAM to terminate the provision of services by any specific Leased Employee, with or without cause, will be honored by Jackson.   Jackson and JNAM shall cooperate in the enforcement of any disciplinary rules or sanctions applicable to any Leased Employee.

(b) ACCOUNTING.                                Jackson shall assist JNAM with corporate accounting and reporting for the JNAM entity, calculation of AUV’s (accumulation unit values) daily, separate account accounting and reporting, regulatory filings and support for separate accounts, compliance and tax services, and marketing support services.

(c) INFORMATION TECHNOLOGY SERVICES.  Jackson will provide JNAM with services normally provided by an information technology department as requested by JNAM and as agreed from time to time by the Parties, including but not limited to providing assistance with respect to selection, purchasing, installation and maintenance of various computer hardware and software, performing duties outlined in a separate service level agreement, and the implementation and maintenance of various database systems.  Jackson shall allocate amortization/depreciation of software/hardware to JNAM based on the costs of those items.  In the course of providing information technology services, Jackson may, in its sole discretion, subcontract with subsidiaries or affiliates to provide information technology services.

(d) INTERNAL AUDIT.  Jackson shall provide JNAM with services normally provided by an internal audit department as required or requested by JNAM and as agreed from time to time by the Parties, including but not limited to: (i) regularly scheduled and ad-hoc internal audits of various departments and processes; and (ii) internal audits conducted upon request of JNAM.

(e) LEGAL.  Jackson shall provide JNAM with services normally provided by a legal department as required or requested by JNAM and as agreed from time to time by the Parties and providing general legal advice to JNAM staff as requested.

(f) MANAGEMENT.   Jackson shall provide JNAM with management and executive consulting services as required or requested by JNAM, including support for board meetings, compliance review, monthly financial statement review and other JNAM items as may reasonably be requested and agreed to from time to time by the Parties.

(g) OTHER SERVICES.   The Services shall include the availability of any and all such Jackson facilities and staff as reasonably necessary to perform the Services described in Section 1.1 hereof, including, without limitation, data processing equipment, office facilities (whether owned or leased) and communications equipment.  Jackson may also provide other services and assistance to JNAM as reasonably required or requested by JNAM and as agreed to from time to time by the Parties.

SECTION 1.2                                           ALLOCATED COSTS.  Subject to the foregoing and to the terms, conditions, and limitations of this Agreement, the costs described herein will be allocated to JNAM (the “Jackson Allocated Costs” and, together with the services described in Section 1.1, the “Jackson Services”), as follows:

(a)           CERTAIN PASS-THROUGH INSURANCE.     JNAM shall reimburse Jackson for the portion of the cost of certain pass-through insurance purchased on behalf of all or some of the Prudential plc North American subsidiaries and affiliates which cost can be reasonably allocated to JNAM and as agreed to from time to time by the Parties.

(b)           LONG TERM INCENTIVE PLAN COMPENSATION.    JNAM shall reimburse Jackson for the portion of long term incentive plan benefit charges which can reasonably be allocated to JNAM and as agreed to from time to time by the Parties.

(c) OTHER ALLOCATED COSTS.  JNAM shall reimburse Jackson for the portion of other costs that can be reasonably allocated to JNAM and as agreed to from time to time by the Parties.

ARTICLE II

JNAM Services and Allocated Costs

SECTION 2.1                                           SERVICES.  Subject to the foregoing and to the terms, conditions, and limitations of this Agreement, JNAM shall perform or provide the services described herein (together with the “JNAM Allocated Costs” described in Section 2.2, the “JNAM Services” and together with the “JNAM Services” described in Article I, the “Services”) on behalf of Jackson, as follows:

(a) SEPARATE ACCOUNT ADMINISTRATION SERVICES.   JNAM shall provide Jackson, its affiliates and the separate accounts of Jackson and its affiliates with administrative services as required or requested by Jackson and as agreed from time to time by the Parties, including but not limited to:  (i) submission of fund orders to the transfer agent and verification of accuracy of fund execution of orders; (ii) preparation and filing of separate account regulatory filings, including annual reports and annual registration fees; and (iii) provision of fund performance information, fund inception dates and date each fund became available within each separate account for calculation of separate account performance information.

(b) FINANCIAL AND ACCOUNTING SERVICES.   JNAM shall provide Jackson and Jackson affiliated separate accounts with financial and accounting services as required and requested by Jackson and as agreed from time to time by the Parties, including but not limited to:  (i) daily calculation of accumulation unit values and recalculation of any such value if a material pricing error is identified; (ii) perform separate account accounting transactions and maintain separate account accounting and other financial records; and (iii) coordinate annual audit and preparation of separate account annual audited financial statements.

(c)  OTHER SERVICES.   JNAM may provide other services and assistance to Jackson and Jackson affiliated separate accounts as reasonably required or requested by Jackson and as agreed to from time to time by the Parties.

SECTION 2.2                                           ALLOCATED COSTS.  Jackson shall reimburse JNAM for the portion of any of its costs incurred in the performance of JNAM duties under this Agreement that can be reasonably allocated to Jackson and as agreed to from time to time by the Parties (the “JNAM Allocated Costs” and, together with the services described in Section 2.1, the “JNAM Services”).

SECTION 2.3                                           PROXY VOTING.  JNAM performs advisory, administrative, and other services to registered investment companies that include funds that Jackson has controlling interest in through Jackson’s separate accounts, registered investment companies, and qualified and non-qualified plans of Jackson and its subsidiaries.  JNAM delegates the proxy voting responsibility for each fund to the sub-adviser for that fund.  Therefore, Jackson shall not have the ability to vote proxies in the securities held by the funds that JNAM provides services for.

ARTICLE III

Provision of Services

SECTION 3.1                                CAPACITY OF PERSONNEL AND STATUS OF FACILITIES.
Whenever Jackson utilizes its personnel, including the Leased Employees, to perform services for JNAM pursuant to this Agreement, such personnel shall at all times remain employees of Jackson subject solely to its direction and control, and Jackson shall alone retain full liability for their compensation, employee benefits, payroll deductions, and legally required employer contributions and withholding tax obligations.

No facility of Jackson used in performing services for or subject to use by JNAM pursuant to this Agreement shall be deemed to be transferred, assigned, conveyed, or leased to JNAM by performance, use, or otherwise.

 SECTION 3.2                                STANDARD OF CARE IN RENDERING SERVICES.  Jackson and JNAM agree to use their best efforts and shall devote such time, as it deems necessary or appropriate for the full performance of its duties and obligations under the Agreement.  In providing any services hereunder which require the exercise of judgment by either party, Jackson and JNAM shall perform such services in accordance with standards and guidelines established by the other Party and communicated in writing.  Notwithstanding any provisions of this Agreement to the contrary, each Party shall refrain from acting in any manner that would cause the other Party to breach its obligations to its clients or to violate any requirement of applicable law and/or regulation.

Each Party shall promptly notify the other if it receives formal or informal notice, or otherwise becomes aware in any respect, that JNAM, Jackson or any person associated with JNAM or Jackson is or may be subject of any non-routine inquiry, audit, investigation, suit, or proceeding of any governmental or self regulatory agency arising out of the activities associated with this Agreement or is or may be named as a defendant or party to any suit, arbitration or court proceeding brought by a client arising out of the activities associated with this Agreement.

SECTION 3.3                                           CONTROL.  The performance of Jackson under the Agreement with respect to the business and operations in connection with Jackson Services shall at all times be subject to the direction and control of the JNAM Board of Managers and its designated authorized representatives.    The performance of JNAM under the Agreement with respect to the business and operations in connection with the JNAM Services shall at all times be subject to the direction and control of the Board of Directors of Jackson and its designated authorized representatives.  The performance of services by Jackson and JNAM pursuant to this Agreement shall in no way impair the absolute control of the business and operations of Jackson and JNAM by their respective Board of Directors and management.  Jackson and JNAM shall act hereunder so as to assure the separate operating and corporate identities of Jackson and JNAM.

ARTICLE IV

Effective Term

SECTION 4.1                                           EFFECTIVE TERM.  This Agreement shall be effective as of December 1, 2011 and shall remain in effect until terminated pursuant to Section 10.2 below (the “Effective Term”).

ARTICLE V

Fees and Payments

SECTION 5.1                                           FEES. JNAM agrees to pay Jackson for the Jackson Services to JNAM pursuant to this Agreement, including, but not limited to, reimbursements for all direct and directly allocable expenses, reasonably and equitably determined to be attributable to JNAM by Jackson, plus a reasonable charge for direct overhead, the amount of such charge for overhead to be agreed upon in writing by the Parties from time to time (the “Jackson Fees” and together with the “JNAM Fees” described below, the “Fees”).

Jackson agrees to pay JNAM for the JNAM Services provided to Jackson pursuant to this Agreement, including, but not limited to, reimbursements for all direct and directly allocable expenses, reasonably and equitably determined to be attributable to Jackson by JNAM, plus a reasonable charge for direct overhead, the amount of such charge for overhead to be agreed upon in writing by the Parties from time to time (the “JNAM Fees” and together with the “Jackson Fees” described above, the “Fees”).

SECTION 5.2                                           DETERMINATION OF FEES AND COST ANALYSIS.  Jackson shall perform a cost analysis at least annually to determine, as closely as possible, the actual cost of the Services it provides to JNAM.  Jackson shall forward to JNAM the information developed by such analysis, and such information shall be used as a basis for the future allocation of expenses incurred by Jackson on behalf of JNAM.

SECTION 5.3                                           PAYMENT.   Within 60 days of the beginning of each calendar year, Jackson and JNAM shall agree upon for the upcoming year both the annual fee that JNAM will pay for Jackson Services and the annual fee that Jackson will pay for JNAM services.  The fees shall be based on the preceding year’s fees and any foreseeable change.  Jackson and JNAM shall then determine the net annual fee that JNAM will pay to Jackson for the upcoming year by reducing the agreed upon annual fee for Jackson services to JNAM by the agreed upon annual fee for JNAM services to Jackson.  Beginning in January of each year during the Effective Term of this Agreement, JNAM shall pay Jackson on or before the 15th of each month 1/12 of the net annual fee for that year.

If during a calendar year the Parties agree to an adjustment of either the annual fee that JNAM will owe to Jackson or the annual fee that Jackson will owe to JNAM for that year, the net annual fee will be adjusted accordingly and the amount of each of JNAM’s remaining monthly payments to Jackson for that year will be recalculated to an amount equal to the unpaid balance of the adjusted net annual fee divided by the number of remaining monthly payments.

SECTION 5.4                                           SETTLEMENT ON TERMINATION.  No later than ninety (90) days after the end of the Effective Term, each Party shall deliver to the other Party a detailed written statement for all Fees not included in any previous statement through the end of the Effective Term.  The amount owed or to be refunded, respectively, hereunder shall be due and payable within thirty (30) days of receipt of such statement.

ARTICLE VI

Recordkeeping

SECTION 6.1                                           OTHER RECORDS AND DOCUMENTS.  All other books, records, and files established and maintained by Jackson or JNAM by reason of their performance of its obligations under this Agreement which, absent this Agreement, would have been held by the other Party, shall be deemed the property of the other Party, and shall be subject to examination at all times by the other Party and its authorized representatives or any governmental agency having jurisdiction.

ARTICLE VII

Representations and Warranties

SECTION 7.1                                           REPRESENTATIONS AND WARRANTIES OF THE PARTIES.  Jackson and JNAM each represents and warrants to the other that:

(i)	It is duly organized and in good standing under the laws of the jurisdiction under which such Party is incorporated or organized, and has the power and authority to enter into the Agreement;

(ii)
The execution, delivery, and performance of the Agreement has been properly authorized by all necessary corporate or other action of the board of directors or other similar governing committee or body of such Party;

(iii)
The Agreement constitutes the valid and binding obligation of the Party executing it which is enforceable according to its terms (subject to the effect, if any, of laws relating to insolvency, bankruptcy, reorganization, or similar laws affecting the enforcement of creditors’ rights, or by equitable principles relating generally to enforcement); and

(iv)
The execution, delivery, and performance of the Agreement will not breach, contravene, violate, or conflict with the terms of any organizational documents under which the Party is organized, any material agreement to which the Party is subject, or any applicable law to which the Party or any affiliate thereof is or may be subject.

ARTICLE VIII

Indemnification

SECTION 8.1                                           INDEMNIFICATION.  Each Party hereto (each, an “Indemnifying Party”): (i) shall indemnify and hold harmless the other Party hereto (each, an “Indemnified Party”), to the full extent lawful, from and against any and all damages, losses, costs, expenses, and liabilities (“Losses”) for which such Indemnified Party may become liable as a result of any pending or threatened suit, claim, action, or proceeding, or otherwise (a “Claim”), whether such Claim proceeds to judgment or is settled or otherwise brought to a conclusion, to which such Indemnified Party is or may become subject by virtue of breach of any provision of the Agreement, or material violation of applicable law, by the Indemnifying Party in connection with this Agreement; and (ii) shall reimburse each such Indemnified Party for all legal or other expenses reasonably incurred by such Indemnified Party in connection with any such Claim; provided, however, that no such Party shall be indemnified or reimbursed under the foregoing provisions to the extent that in the final non-appealable judgment of a court of competent jurisdiction such Claim or Loss is found to have arisen from such Indemnified Party’s fraud, intentional or willful misconduct, or gross negligence, in the performance of its duties or obligations hereunder.  The indemnification provided for in this Section 8.1 represents the full extent of liability that each Party hereto shall have to the other Party for any Loss or Claim arising in connection with this Agreement, except that this Section 8.1 in no way limits any rights the Parties may have against the other Party for the Fees payable under the Agreement pursuant to Article IV of this Agreement.

ARTICLE IX

Confidentiality of Information

SECTION 9.1                                           CONFIDENTIALITY.  Neither Party will disclose Confidential Information to any person or entity other than their respective Representatives or use Confidential Information other than in connection with their activities under this Agreement, unless and to the extent (i) if the Confidential Information relates to a Party or an affiliate thereof, such Party otherwise agreed in writing to such usage, or (ii) if the Confidential Information relates to a client or prospective client of a Party or an affiliate, such client and such Party or affiliate otherwise agrees in writing to such usage.

“Confidential Information” relating to any person or entity means all information concerning the identity of, and the finances, business, operations, prospects, procedures, or relationships relating to such person or entity, which is received verbally or in writing by a Party from the other Party, unless and to the extent such information either becomes generally available to the public other than through disclosure by the receiving Party or becomes available to the receiving Party on a non-confidential basis from a person other than the other Party, who to the receiving Party’s knowledge, is not prohibited from disclosing the information.  Without limitation of the foregoing, Jackson agrees to keep the identity of each client and all information of any nature relating to each client confidential and shall use such information only for the purposes set forth in this Agreement and not otherwise.  “Representatives” of a Party means its directors, officers, employees, attorneys, agents, and other representatives that are designated and provided in writing from time to time to the other party upon request of the other party.

SECTION 9.2                                           EXCEPTIONS.  Notwithstanding Section 9.1, either Party may disclose Confidential Information to the extent required by applicable law or at the request of any regulatory or supervisory authority having jurisdiction over that Party.

ARTICLE X

Miscellaneous Provisions

SECTION 10.1                                RIGHT TO CONTRACT WITH THIRD PARTIES.  Nothing herein shall be deemed to grant either Party an exclusive right to provide services to the other Party, and each Party retains the right to contract with any third party, affiliated or unaffiliated, for the performance of services or for the use of facilities as are available to or have been requested pursuant to this Agreement. Nothing herein shall be deemed to prohibit either Party from providing any or all of the Services to be provided under this Agreement to other persons, whether or not affiliated with Jackson or JNAM.

SECTION 10.2                                TERMINATION AND MODIFICATION.  This Agreement shall remain in effect until terminated by either Jackson or JNAM upon giving thirty (30) days or more advance written notice.  Upon termination, each Party shall promptly deliver to the other Party all books and records that are, or are deemed by this Agreement to be, the property of the other Party.

SECTION 10.3                                INDEPENDENT CONTRACTOR STATUS.  In rendering the Services hereunder, each Party shall act as an independent contractor, and any duties of either Party arising hereunder shall be owed exclusively to the other Party.

SECTION 10.4                                FORCE MAJEURE.  If any condition beyond the control of the Parties shall wholly or partially prevent the performance by either Party of its obligations hereunder, including, without limitation, any act of God or the public enemy, fire, explosion, flood, earthquake, war, riot, adverse weather conditions, breakdowns in equipment or facilities, strike, slowdown, work stoppage or other labor trouble or delays in receiving or failures to receive any permits, licenses or approvals from any governmental authority, then the Party shall be excused to the extent made necessary by such cause or condition and during the continuance thereof, and the Party shall incur no liability by reason of its failure to perform the obligations so excused.  Such cause or condition shall not, however, relieve either Party of the obligation to pay the Fees due for the Services rendered prior to such stoppage.

SECTION 10.5                                ASSIGNMENT.  This Agreement and any rights pursuant hereto shall be assignable only upon the written consent of the Parties.  Except as and to the extent specifically provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto or their respective legal successors any rights, remedies, obligations or liabilities, or to relieve any person other than the Parties hereto or their respective legal successors from any obligations or liabilities that would otherwise be applicable.  This Agreement shall be binding upon, extend to and inure to the benefit of the Parties hereto and each of their respective legal successors and assigns
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SECTION 10.6                                NO PARTNERSHIP OR JOINT VENTURE.  The Parties are not, and shall not be deemed to be, partners or joint venturers with each other solely by reason of this Agreement.

SECTION 10.7                                GOVERNING LAW.  This Agreement and the rights and obligations of the Parties hereunder shall be governed by and construed and interpreted in accordance with the law of the State of Michigan.

SECTION 10.8                                ARBITRATION.  In the event of any irreconcilable dispute between the Parties, such dispute shall be submitted to arbitration.  Either Party may submit the dispute to arbitration by notifying the other of its submission and naming its representative in arbitration.  The other Party shall name its representative in arbitration within 30 days after receiving such notice.  Each such representative of the Parties shall nominate three persons to serve as umpire.  The umpire shall be chosen by drawing lots after each representative has rejected two of the nominees named by the opposing representative.  The representatives and umpire shall be disinterested insurance company executives.  The arbitration shall be relieved from judicial formalities including but not limited to rules of evidence.  The arbitration decision shall be final and binding upon the Parties.  Each Party shall bear the expense of its own representative and one-half the other expenses of the arbitration proceedings.  The arbitration, if any, shall take place in Lansing, Michigan, unless otherwise mutually agreed by the Parties.

SECTION 10.9                                NOTICE.  All notices, statements or requests pursuant to this Agreement shall be deemed to have been duly made when delivered by hand to an officer of the other Party, deposited with the U.S. Postal Service as first-class certified or registered mail with postage prepaid or a nationally recognized overnight courier service, or transmitted by facsimile to:

(a)           If to Jackson to:
Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951
FAX:           (517) 706-5517
Attention:  General Counsel

(b)           If to JNAM to:
Jackson National Asset Management, LLC
225 West Wacker Drive, Suite 1200
Chicago, IL  60606
FAX:           (312) 236-3911
Attention:  Mark D. Nerud, President

SECTION 10.10                                ENTIRE AGREEMENT. This Agreement expresses the entire Agreement between the Parties, there being no representation, warranty or other agreement not herein expressly set forth or provided for.  No amendment, supplement or other modification of this Agreement shall be binding on the Parties unless made in writing and executed by all of the Parties hereto.

SECTION 10.11                                SEVERABILITY.  Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 10.12                                SECTION HEADINGS.  Section headings contained herein are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

SECTION 10.13                                COUNTERPARTS.  This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in duplicate by their respective officers duly authorized as of the date and year first above written.

JACKSON NATIONAL LIFE INSURANCE COMPANY

By _____________________________________________

Name:__________________________________________

Title:___________________________________________

JACKSON NATIONAL ASSET MANAGEMENT, LLC

By _____________________________________________

Name:           Mark D. Nerud

Title:           President and Chief Executive Officer